Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

March 17, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:           202-772-9349

Re: Advanced Ventures Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 28, 2011
File No. 333-169861

Dear Mr. Mancuso:

Advanced Ventures Corp. (“AVC”) acknowledges receipt of the letter dated March 9, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that AVC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

S-1 Facing Page

1.	We note that our January 21, 2011 letter sent to your address on the facing page was returned to us. Please tell us why the mail appears to be undeliverable at that address.

Response:           The address that you sent your letter to is the address of our registered agent in Delaware.  We do not know why your letter was not able to be delivered to our registered agent in Delaware.  Please send future correspondence to the principal address of the Company which is set forth on the S-1 cover page: c/o Jacky Shenker, Chone HaMaagel 41, Elad, Israel.

Our Company, page 5

2.
Please reconcile your statement on the facing page that you intend to commence the sale of your securities from time to time after the effective date of this registration statement with your disclosure on the prospectus cover and elsewhere in your filing that the offering will commence promptly after the date of this prospectus.

Response:           Revised.  We have revised the facing page to state that we intend to commence the sale of our securities promptly after the effective date of this registration statement.  Please see the Fourth Amended Draft.

If we are unable to obtain funding for development of a valid prototype, page 8

3.	Please tell us about Eyal Artsiely’s experience with the development of prototype medical devices.

           Response: Mr. Artsiely, an engineer and inventor, specializes in developing mechanical products and mechanisms.  Mr. Artsiely’s engineering experience includes holding the position of Vice President of Research and Development for Rav-Bariach Ltd., a leading Israeli security products manufacturer, for the years 2001-2005.  From 1998-2001, Mr. Artsiely was a research and development engineer for Mul-T-Lock, creating successful and best selling lock and security products.  Mr. Artsiely has experience with the development of prototype medical devices having designed disposable laparoscopic instruments for Kencap Ltd.

4.
Please expand your response to prior comment 4 to tell us the basis for your statement regarding what you know about the extent to which the disclosed cost estimates to develop patents sold to other parties by the person who sold you your patent are similar to your estimates. Given the similarities of the parties related to transactions involving the development of other patents purchased from the party who sold you your patent, the basis for the statement that you "are not aware of the extent" is unclear.

Response:  Our response to prior comment 4 was based on the actual knowledge of our Directors and officers, Mr. Jacky Shenker and Ms. Rachel Feldstein.  We understand, based on the information provided in the Staff Letter, that our disclosed cost estimates to develop patents are similar to the estimates of other entities that purchased patents from Ilanit Appelfeld.  Our Directors and officers were not previously aware of these similarities.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

You will experience difficulties in attempting to enforce liabilities, page 12

5.
Please revise your disclosure added in response to prior comment 6 to clarify (1) whether the "obligation imposed by the judgment” of a United States court is "enforceable according to the rules relating to the enforceability of judgments in Israel" and (2) whether a United States court is considered "competent to render [the judgment] according to the laws of private international law in Israel.”

Response:  Revised.  We have further revised Risk Factor No. 18 as follows:

“Since all of our officers and Directors are located in Israel, any attempt to enforce liabilities upon such individuals under the U.S. securities and bankruptcy laws may be difficult.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the State in which it was given.
An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

In general, an obligation imposed by the judgment of a United States court is enforceable according to the rules relating to the enforceability of judgments in Israel, and a United States court is considered competent to render judgments according to the laws of private international law in Israel.

Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Since our Directors and executive officers do not reside in the United States it may be difficult for courts in the United States to obtain jurisdiction over our foreign assets or persons and, as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our Directors or executive officers in United States courts. Thus, investing in us may pose a greater risk because   should any situation arise in the future in which you have a cause of action against these persons or us, you may face potential difficulties in bringing lawsuits or, if successful, in collecting judgments against these persons or us.”

State securities laws may limit secondary trading, page 14

6.
Please revise your disclosure added in response to prior comment 8 that states "may" limit trading any that investors "may" not be able to resell to disclose with specificity whether your shares can be resold in any state, particularly given your disclosure that you do not intend to register or qualify in any state. In this regard, please tell us how you intend to sell any of the offered securities in the United States if you do not intend to register or qualify in any state.

Response:  Revised.  We have revised Risk Factor No. 28 as follows:

“If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as the issuer obtains and maintains a listing in Mergent, Inc. or Standard and Poor’s Corporate Manual, secondary trading of common stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. Ten states provide for an exemption for non-issuer transactions in outstanding securities effected through a registered broker-dealer when the securities are subject to registration under Section 12 of the Securities Exchange Act of 1934 for at least 90 days (180 days in Alabama). These states are: Alabama, Colorado, District of Columbia, Illinois, Kansas, Missouri, New Jersey, New Mexico, Oklahoma, and Rhode Island.

We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals. Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares. In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state. Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934. Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions. Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Percent of Net Proceeds, page 14

7.
Please expand your response to prior comment 9 to tell us which of the companies whose primary business was the development of technology purchased from the party who sold you your patent changed their business plan before the technology was commercialized. Also tell us whether any such companies commercialized the technology that they initially disclosed was the subject of the patent that they were attempting to commercialize.

           Response:  Revised.  We have expanded our response to prior comment 9 as follows:  We purchased the Patent from Ilanit Appelfeld, an attorney and representative of a patent attorney firm that is involved in the purchase and resale of patents to interested companies that then develop products or commercialize the purchased patents.  When we purchased the patent from Ilanit Appelfeld we were not aware of any other patents sold by Ms. Appelfeld or of any other companies that purchased patents from Ms. Appelfeld.  After receiving the Staff Letter, however, we performed an Edgar search and learned that Ms. Appelfeld or her law firm has sold patents to several companies, including Crown Dynamics Corp., Dynamic Applications Corp., Dynamic Ventures Corp., and Global Dynamics Corp.  Dynamic Ventures Corp. and Global Dynamics Corp. changed their business plans before the technology purchased had been commercialized.

Dilution, page 15

8.	We see the changes made in response to prior comment 10. Please show us how you calculated historical net tangible book value after the offering assuming 2,500,000 shares of common stock are sold.

Response:  The historical net tangible book value after the offering on the basis of the issuance of 2,500,000 shares of our common stock was calculated as follows:

As of December 31 2011
Tangible assets:	$20,300
Liabilities:	$50,203
Net Tangible assets before the offering:	($29,903) [$20,300 - $50,203 = -$29,903]
Offering proceeds:	$75,000
Offering expenses:	$21,500
Net tangible assets after the offering:	$23,597 [$75,000 - $21,500 - $29,903 = $23,597]

Existing or Probable Government Regulation, page 20

9.
Please explain the process for obtaining Ministry of Health approval to sell the medical device, and explain the scope of the "Helsinki Declaration" and "other regulations".  Also, disclose the potential remedies that governing authorities can impose for failure to comply with applicable regulations.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Response:  Revised.  We have revised the document to include additional disclosure explaining the process for obtaining Ministry of Health approval to sell the medical device, and explaining the scope of the Helsinki Declaration, as follows:

“Existing or Probable Government Regulations

While the development of our proposed product is not subject to government approval, the testing, manufacture, and use of our proposed product will be subject to governmental regulations.  In Israel, the Ministry of Health (“MOH”) regulates new medical device product approvals to establish the safety and efficacy of proposed products.  The MOH also licenses and inspects medical device manufacturers, requiring manufacturers to meet internationally recognized cGMP standards.  Governments in other countries have similar requirements for the testing, manufacture, and use of new medical device products.

Our proposed product will require regulatory approval by governmental agencies prior to commercialization. In Israel, a unit of the MOH called the AMAR Division is responsible for registration and listing of medical device products prior to commercialization.  The manufacturer of a medical device that has not been approved by the regulatory authorities in another country (e.g., the FDA) is required to provide the AMAR Division with the following information and documents in order to obtain MOH approval: (i) ISO 9000/EN 46000 certification, (ii) a summary of the clinical trial files, (iii) a summary of the manufacturing and safety procedures, (iv) a risk analysis, and (v) the medical opinion of doctors who used the proposed medical device.  Various additional Israeli statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, and marketing of medical device products.  The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations will require the expenditure of substantial time and financial resources.  We currently intend for our licensees and manufacturers to bear responsibility for obtaining the necessary approvals, including the applicable approval from the AMAR Division of the MOH.  Any delay or failure by us or our licensees and manufacturers to obtain regulatory approval could have a material adverse effect on our business.

Clinical Trials

Clinical trials are required to establish that proposed new medical devices are effective and improve the health of patients.  All clinical trials are based on a protocol which is a study plan that describes the type of people who may participate in the trial, the schedule of tests and procedures, and the length of the study.  All phases of clinical studies conducted in Israel must be conducted in accordance with the Public Health Regulations (Medical Experiments Involving Human Subjects, 1980, including amendments and addenda thereto) and the International Conference for Harmonization Good Clinical Practice Guidelines. The regulations stipulate that a medical trial on humans will only be approved after the Helsinki Committee at the hospital intending to perform the trial has approved the medical trial and notified the medical director at the hospital in writing. The Helsinki Committee will not approve the performance of the medical trial unless it is fully satisfied that it has advantages to the trial participants and society at large that justify the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical trial. The medical director of the hospital also must be satisfied that the trial is not contrary to the Helsinki Declaration (the World Medical Association statement of ethical principles for medical research involving human subjects) or to other applicable regulations generally governing the hospital’s activities.  The Helsinki Declaration includes the following principles:  (i) the importance of the objective must outweigh the inherent risks and burdens to the patient; (ii) participation must be voluntary and based on informed consent; and (iii) every precaution must be taken to protect the privacy of the patient.  We expect our licensees to bear responsibility for the performance of clinical trials.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

If the applicable regulations are not followed, our proposed product will not receive MOH approval and we will not be permitted to commercialize our product.”

Plan of Operation, page 21

10.
Please reconcile your disclosure regarding six months to bring a product to market with your disclosure on page 13 regarding several years. Also, clarify how your Use of Proceeds disclosure reflects the payment of your liabilities.

Response: Revised.  The six months period to bring a product to market commences from the time the product receives the necessary regulatory approvals.  The disclosure on page 13 that mentions several years refers to the time it may take to obtain the necessary regulatory approvals.  We have also revised the Use of Proceeds section to more clearly reflect the payment of our liabilities.  Please see the Fourth Amended Draft.

General Working Capital, page 22

11.
We note your revision in response to prior comment 17; however, your disclosure that you must raise $30,000 gross proceeds to develop a prototype seems to contradict your disclosure in the next sentence that you may need to sell the company or file for bankruptcy if you do not raise net proceeds of $46,000. Please clarify.

           Response:  Revised.  The requirement to raise $30,000 in gross proceeds (which will result in net proceeds of $8,500) to develop a prototype does not contradict the requirement to raise net proceeds of $46,000 in order to stay in business for a year.  We estimate the cost of developing a prototype to be $8,500; however, we have other liabilities and operating costs and expenses which we will have to cover, over and above the cost to develop a prototype, in order to remain in business for a year.  We have revised the General Working Capital section to clarify our costs.  Please see the Fourth Amended Draft.

Our Common Stock, page 29

12.
Please tell us how your response to prior comment 22 reflects the requirements of Rule 144(d)(1)(iii), particularly given your disclosure on page 28 regarding payment for shares after they were issued.  Ensure that your disclosure states clearly when the shares can be resold.

           Response:  Revised. We have revised the disclosure in the “Our Common Stock” section on page 29 of the document as follows:

“As of the date of this prospectus, there are two (2) stockholders of record holding a total of 3,000,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  All of these 3,000,000 shares are held by our “affiliates”, as such term is defined in Rule 144, and as long as the Company is a non-reporting issuer may be sold in the public market commencing one year after their acquisition (i.e., July 8, 2011), subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale. If the Company becomes a reporting issuer, the holding period is reduced to six months, but the other restrictions remain in place.”

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

Indemnification for Securities Act Liabilities, page 32

13.
We note your response to prior comment 26; however, the first sentence of this section discloses that Article XII of your by-laws provides that your directors and officers shall not be personally liable to you or your shareholders.  Article XII appears to refer to you indemnifying persons to the maximum extent and in the manner permitted by the General Corporation Law of Delaware.

           Response:  Revised.  We have revised page 32 of the document to discuss indemnification.  Please see the Fourth Amended Draft.

Statements of Cash Flows, page F-6

14.
We see from F-9 that you have acquired the patent on July 27, 2010 for cash consideration of $17,500.  Please tell us why you have not presented the acquisition of patent as an investing activity in the statement of cash flows.

           Response:  The patent acquired on July 27, 2010 for cash consideration of $17,500 was not recorded as an asset. The patent was expensed since it has no other application, and since its contribution to future cash flows cannot be determined at this time. Therefore, since the acquisition of the patent was not recorded as a purchase of an asset on the balance sheet, it was not presented in investing activities in the statement of cash flows.

Note 8, page F-11

15.
We reference the statement that you have evaluated subsequent events through January 23, 2010.  Please clarify if you intend to state that you performed the assessment through January 23, 2011 instead of 2010.

           Response:  Revised.  Yes, we intended to state that the assessment was performed for the period through January 23, 2011.  We have refiled the financials to clarify that we performed our assessment through January 23, 2011.  Please see the audited financials filed with the Fourth Amended Draft.

Exhibit 3.2

16.
Please ensure that you have filed as an exhibit your current by-laws.  We note that in your response 37 in your letter dated January 6, 2011 you referred to the amended by-laws; however, exhibit 3.2 is dated July 8, 2010.

           Response:  We filed as Exhibit 3.2 to the Third Amended Draft a complete and accurate copy of the Company’s bylaws.  The bylaws have not been amended.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

17.	Please tell us when you can hold shareholders liable for calls and assessments as mentioned in Article X Section 6. See comment 37 of our November 5, 2010 letter.

           Response:  We can hold shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-542066024.

Sincerely,

Jacky Shenker, President and Director
Advanced Ventures Corp.

VIA EDGAR

cc:	Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar